Exhibit 99.2
NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS
This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).
(1)	An issuer making a notification in respect of a transactions relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2)	An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14 ,16, 23 and 24.

(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.
Please complete all relevant boxes should be in block capital letters

1.	Name of the issuer	2.	State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

			(ii) DR 3.1.4R(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

			(iii) both (i) and (ii)

	UNITED UTILITIES PLC		BOTH (i) AND (ii)

3.	Name of person discharging managerial responsibilities/director	4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

	TIM WELLER		N/A

5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest	6.	Description of shares (including class), debentures or derivatives or financial instruments relating to shares

	DIRECTOR		ORDINARY SHARES OF £1 EACH

7.	Name of registered shareholders(s) and, if more than one, the number of shares held by each of them	8.	State the nature of the transaction

	N/A		GRANT OF SHARE OPTION

9.	Number of shares, debentures or financial instruments relating to shares acquired	10.	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

11.	Number of shares, debentures or financial instruments relating to shares disposed	12.	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

13.	Price per share of value of transaction	14.	Date and place of transaction

15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)	16.	Date issuer informed of transaction
If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17.	Date of grant	18.	Period during which or date on which it can be exercised

	14 FEBRUARY 2007		AT ANY TIME DURING THE PERIOD COMMENCING ON 30 JUNE 2011 AND ENDING ON 30 DECEMBER 2011

19.	Total amount paid (if any) for grant of the option	20.	Description of shares or debentures involved (class and number)

	ZERO		INITIALLY, 39,000 ORDINARY SHARES (THE AWARD SHARES) ARE SUBJECT TO THE OPTION. HOWEVER, THIS NUMBER IS TO BE INCREASED ON EACH DIVIDEND PAYMENT DATE FOLLOWING MR WELLER’S JOINING DATE (1 JULY 2006) BY THE NUMBER OF ORDINARY SHARES WHICH COULD HAVE BEEN PURCHASED ON THAT PAYMENT DATE USING THE AGGREGATE CASH AMOUNT OF THE DIVIDEND WHICH NOTIONALLY WOULD HAVE BEEN PAID ON THE AWARD SHARES.

			ACCORDINGLY, A FURTHER 1,715 AND 769 ORDINARY SHARES HAVE BEEN ADDED TO THE AWARD SHARES IN RESPECT OF DIVIDENDS ALREADY PAID ON 25 AUGUST 2006 AND 12 FEBRUARY 2007 RESPECTIVELY, MAKING A TOTAL 41,484 ORDINARY SHARES SUBJECT TO THE OPTION AS AT THE DATE OF GRANT.

			AT THE POINT OF EXERCISE, TIM WELLER WILL BE ENTITLED TO ACQUIRE THE DIVIDEND SHARES (OR A PROPORTION OF THEM) IN ADDITION TO THE 39,000 AWARD SHARES.

21.	Exercise price (if fixed at a time of grant) indication that price is to be fixed at the time of exercise	22.	Total number of shares or debentures over which options held following notification

	ZERO		41,484

23.	Any additional information	24.	Name of contact and telephone number for queries

	THE OPTION HAS BEEN GRANTED TO TIM WELLER UNDER THE TERMS OF A LONG TERM INCENTIVE SCHEME OF WHICH HE IS THE SOLE PARTICIPANT.		PAUL DAVIES, COMPANY SECRETARY + 44 1 925 237051

	THE INTENTION TO GRANT THE OPTION WAS PREVIOUSLY NOTIFIED TO THE MARKET ON 1 AUGUST 2006.

	THE OPTION IS GRANTED UNDER THE AUTHORITY PROVIDED BY SUB-PARAGRAPH (2) OF PARAGRAPH 9.4.2R OF THE LISTING RULES.

	IN ACCORDANCE WITH PARAGRAPH 9.4.3R OF THE LISTING RULES, UNITED UTILITIES PLC SHALL DISCLOSE THE PRINCIPAL TERMS OF THE LONG TERM INCENTIVE SCHEME FOR TIM WELLER AND THE OTHER INFORMATION REQUIRED BY THAT LISTING RULE IN ITS ANNUAL REPORT AND ACCOUNTS FOR 2007
Name and signature of duly authorised officer of issuer responsible for making notification
                    T Rayner, Company Secretary
Date of notification      14 February 2007     .